Exhibit 12.1

NantHealth, Inc.

Ratio of Earnings to Fixed Charges and Preference Dividends

	Years Ended December 31,
(in thousands)	2017	2016	2015	2014
Loss from continuing operations and discontinued operations, before taxes	$(170,523)	$(206,913)	$(71,606)	$(84,612)
Add:
Fixed charges	17,699	8,467	2,144	2,400

Total Loss	(152,824)	(198,446)	(69,462)	(82,212)

Fixed charges calculations:
Interest expense	16,216	6,958	1,441	1,953
Interest factor in rent(1)	1,483	1,509	703	447
Total fixed charges	17,699	8,467	2,144	2,400
Ratio of earnings (loss) to fixed charges	—	—	—	—
Deficiency of earnings available to cover fixed charges	$(170,523)	$(206,913)	$(71,606)	$(84,612)

(1)	Consist of one-third rental expense, which we believe to be a reasonable estimate of an interest factor in our leases.